Exhibit 4.1

DESCRIPTION OF COMMON STOCK REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

The following is a description of the rights of the common stock (the “Common Stock”) of Penn Virginia Corporation (the “Company,” “we,” “our” or “us”), related provisions of the Company’s Second Amended and Restated Articles of Incorporation (“Articles”) and Fourth Amended and Restated Bylaws (“Bylaws”) and applicable Virginia law. This description is intended as a summary and is qualified in its entirety by, and should be read in conjunction with, our Articles, our Bylaws and applicable Virginia law. Our Articles and our Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.
The Company’s authorized capital stock is 50,000,000 shares. Those shares consist of 5,000,000 authorized shares of preferred stock (par value $0.01 per share), and 45,000,000 authorized shares of common stock (par value $0.01 per share).
Our common stock is listed on the Nasdaq Global Select Market under the symbol “PVAC.”
Common Stock
Dividends
Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when declared by the Board. Dividends may be paid in cash, in property or in shares of stock, or in any combination thereof.
Fully Paid
All outstanding shares of common stock are fully paid and non-assessable.
Voting Rights
Subject to the special voting rights of any preferred stock that we may issue, the holders of common stock may vote one vote for each share held together as a single class in the election of directors and on all other matters voted upon by our shareholders. In uncontested elections, directors are elected by a majority of the votes cast in the election for such director nominee; in contested elections, directors are elected by a plurality of the votes cast in the election for such director nominee. Holders of common stock may not cumulate their votes in the elections of directors. The affirmative vote of more than two-thirds of our outstanding shares of common stock is required for amendments to our Articles, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. However, holders of our common stock are not entitled to vote on any amendment to our Articles that relates solely to the terms of any one or more series of preferred stock. The affirmative vote of at least 67% of our outstanding shares of common stock is required to amend our Articles.
Liquidation Rights
If we dissolve our business, either voluntarily or not, holders of common stock will share equally in the assets remaining after we pay our creditors and preferred shareholders.
Other Rights
The holders of common stock have no preemptive rights to purchase our shares of common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Exhibit 4.1

Preferred Stock
The Board is authorized, without approval of shareholders, issue one or more series of preferred stock. Subject to the provisions of our Articles and limitations prescribed by law, the Board may adopt an amendment to our Articles setting the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.
Undesignated preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.
Anti-Takeover Provisions
Certain provisions in our Articles and our Bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business.
Certain Provisions of Our Articles of Incorporation and Our Bylaws
Shareholder Action by Unanimous Consent. Any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.
Blank Check Preferred Stock. Our Articles authorize the issuance of blank check preferred stock. As described above under “—Preferred Stock,” the Board can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the Board opposes.
Vacancies in the Board. Subject to the rights of any preferred stock, any vacancy in the Board resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.
Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only upon the written request of the Board, the chairman of the Board or the holders of a majority of our outstanding common stock.
Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. Our Bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to our corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in our Bylaws.

Virginia Anti-Takeover Statutes and Other Virginia Laws
Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of

Exhibit 4.1

incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia law permits corporations to opt out of the control share acquisition statute. We have not opted out.
Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia law, we have opted out of the affiliated transactions provisions.
Director Standards of Conduct. Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.